

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

W. Bruce Johnson
Interim Chief Executive Officer and President
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

  Re: Sears Holdings Corporation
     Form 10-K for Fiscal Year Ended January 30, 2010
     Filed March 12, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed April 6, 2010
     Form 8-K
     Filed May 20, 2010
     File No. 0-51217

Dear Mr. Johnson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Application of Critical Accounting Policies and Estimates, page 44

Goodwill and Intangible Asset Impairment Assessments, page 46

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units is at risk of failing step one of the impairment test or that the fair value of your reporting units is substantially in excess of carrying value and not at risk of failing step one. If any of your reporting units is at risk of failing step one, you should also disclose the percentage by which fair value exceeded carrying value at the date of the most recent step one test. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 51

Consolidated Statements of Cash Flows, page 54

2. It appears that you net purchases and sales and returns of investments with changes in restricted cash. Please tell us your basis for presenting these items on a net basis.

Note 1−Summary of Significant Accounting Policies, page 56

Revenue Recognition, page 62

3. Please tell us the significance of revenues from services and extended service contracts, net commissions earned from lease departments in retail stores and fees earned from co-branded credit card programs and your evaluation of the applicability of Rule 5.03 of Regulation S-X regarding separate reporting of revenues and costs of revenues from services and other revenues. Please also tell us your consideration of disclosing the information about products and services in ASC 280-10-50-40.

Note 3 – Borrowings, page 68

4. Please tell us what consideration you gave to describing in more detail the restrictions contained in the credit agreement which limit the payment of dividends and disclosing the amount of retained earnings or net income restricted or free of restriction as required by Item 4.08(e)(1) of Regulation S-X. Please also tell us your consideration of the applicability of Item 408(e)(3) of Regulation S-X.

Note 4−Derivative Financial Instruments and Financial Guarantees, page 69

5. Please tell us the characteristics of the derivatives embedded in the merchandise purchase contracts. Please also tell us the basis for your accounting for the value of the merchandise purchase contracts as embedded derivatives with reference to applicable authoritative literature.

Note 6 – Interest and Investment Income, page 72

6. Please tell us the significance of your investments in real estate joint ventures and other equity method investments and your evaluation of the applicability of the disclosures outlined in ASC 323-10-50-3. Please also tell us the significance of your cost method investments and your evaluation of the applicability of the disclosures in ASC 325-20-50-1.

Note 7 – Benefit Plans, page 73

7. Please tell us how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Also, since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with FASB ASC 235-10-50-3.

8. Please tell us what recognized net loss or gain represents and why net periodic benefit cost does not include recognized gain or loss and/or amortization of net actual gains or losses for each year presented.

Note 11 – Income Taxes, page 85

9. Please tell us what the basis difference in domestic subsidiary line item in the effective tax rate reconciliation table represents and why the difference is appropriately presented as a reconciling item.

Note 14−Store Closings and Impairments, page 90

10. Please tell us your consideration of disclosing the nature and amount of each type of cost associated with the store closings, a reconciliation of the related liability balances and the segment information required by ASC 420-10-50-1.

Note 18−Summary of Segment Data, page 93

11. Please tell us the factors management used to identify reportable segments. In addition, we believe you should disclose the general information required by ASC 280-10-50-21 and total expenditures for additions to long-lived assets for each reportable segment as required by ASC 280-10-50-25. Please tell us your evaluation of those disclosure requirements.

Item 15. Exhibits and Financial Statement Schedules, page 104

12. It appears that certain schedules and/or exhibits to Exhibit 10.4, the restated credit agreement dated May 21, 2009, have not been filed on EDGAR. Please file this agreement in your next periodic report, including all related schedules and exhibits. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Form 8-K Filed May 20, 2010

    13. We note that you reconcile operating income, as opposed net income, to adjusted EBITDA. Please tell us why you believe operating income is the most directly comparable financial measure calculated and presented in accordance with GAAP and why your presentation complies with the guidance in Item 10(e) of Regulation S-K. Please refer paragraph (e)(1)(i)(B) of Item 10 of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures available on our website at www.http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William K. Phelan
    Senior Vice President, Controller,
     and Chief Accounting Officer
    Via facsimile to (847) 286-1699